AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

April 16, 2015

Via EDGAR

Alison White, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

File Nos. 033-61366 and 811-10385

Dear Ms. White:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on February 17, 2015, concerning Post-Effective Amendment (“PEA”) No. 111 to the registration statement of Pacific Fund Series Trust (the “Registrant”) on Form N-1A (including the Prospectus (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on January 30, 2015 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of certain series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

Prospectus Comments:

1.	PF Equity Long/Short Fund

(a)	Comment: Fees and Expenses: Please consider whether to add an Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expense table because the Fund discloses Investment in Money Market Funds Risk as a principal risk, or whether the risk should be deleted.

Response: Because the Fund can invest in money market funds as a principal investment strategy, Investment in Money Market Funds Risk is disclosed as a principal risk for the Fund. These investments are estimated to rise to the threshold required for disclosure of Acquired Fund Fees and Expenses so the disclosure has been amended accordingly. Any such expense is estimated as the Fund is a “new fund” pursuant to the definition under Form N-1A.

(b)	Comment: Principal Investment Strategies: Please revise into Plain English the third source referenced in the second sentence of the first paragraph that states: “(3) active adjustment of the Fund’s net exposure to equity markets.”

Response: The disclosure has been amended accordingly.

Alison White, Esq.

April 16, 2015

2.	Pacific Funds Core Income

Comment: Operating Expense Reimbursements: Please confirm that the expense limitation agreement for this Fund as noted under “Operating Expense Reimbursements” has been filed and, if filed under the Fund’s prior name, consider refiling under its current name.

Response: The expense limitation agreement for this Fund was previously filed using the Fund’s current name and thus no refiling is necessary. The agreement, entitled “Amendment to Expense Limitation Agreement III Schedule A to Expense Limitation Agreement III,” was filed as Exhibit (h)(3)(jj) to Part C of PEA No. 108 on December 30, 2014, and states that the expense limitation is applicable to “Pacific Funds Core Income (formerly known as PL Income Fund).”

3.	All Funds

(a)	Comment: Fees and Expenses: For any Fund that includes short selling as a principal investment strategy, please confirm that any expenses resulting from selling short are accurately reflected in the Fund’s fees and expenses table.

Response: So confirmed.

(b)	Comment: Fees and Expenses: For all Funds that include the footnote regarding Business Development Companies in their Annual Fund Operating Expenses table, please remove the second sentence of that footnote which states: “These fees and expenses are not directly paid by Fund shareholders and have no impact on the fees and expenses associated with Fund operations” as this sentence is neither required nor permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A.

Response: The Registrant has considered this comment and notes that the Funds do not include such a footnote in their disclosures.

(c)	Comment: Principal Risks: Please consider whether Underlying Fund Risk should be listed as a principal risk for each Fund.

Response: Although each Fund is subject to Underlying Fund Risk, the risk is not disclosed in the summary prospectus because the Funds are not directly available to investors to which this risk would be a primary concern. The risk is referenced in the “Additional Information About Principal Investment Strategies and Risks” section of the prospectus.

(d)	Comment: Additional Summary Information: Pursuant to Item 11 of Form N-1A, please move the first paragraph regarding Class P shares located in this section to below the “Purchase and Sale of Shares” subsection.

Response: This paragraph describing the Class P shares has been moved further within the prospectus to the “Overview of the Class P Shares” section, which the Registrant believes is more relevant to the discussion of Class P shares and serves the same intent of having such disclosure after the “Purchase and Sale of Shares” subsection.

(e)	Comment: General Investment Information: Pursuant to Item 4(b)(1)(iii) of Form N-1A, please move the sentence regarding investments not being bank products from this section to the “Principal Risks” section in each Fund summary.

Alison White, Esq.

April 16, 2015

Response: The disclosure has been amended accordingly.

(f)	Comment: General Investment Information: Please clarify in Registrant’s disclosure that the investment guidelines applicable only at time of purchase do not apply to the 15% limitation on illiquid securities.

Response: The disclosure has been amended accordingly.

(g)	Comment: Execution of Your Request: Given that this prospectus offers only Funds not available directly to investors, please consider whether this disclosure is applicable.

Response: The Registrant has reviewed this disclosure and believes it is applicable as the Funds are available for investment to funds of funds of the Trust.

(h)	Comment: Determination of Net Asset Value: Given that this prospectus offers only underlying funds, please consider whether the disclosure in the third paragraph regarding Contingent Deferred Sales Charge (“CDSCs”) is applicable.

Response: The sentences in the third paragraph relating to CDSCs have been deleted.

SAI Comments:

4.	PF Equity Long/Short Fund

Comment: Investment Advisory Fee Schedule: Please reconcile the discrepancy between the Fund’s advisory fee disclosure in the fee table in the prospectus and the investment advisory fee schedule in the SAI.

Response: The SAI disclosure has been amended to align with the applicable prospectus disclosure.

5.	All Funds

(a)	Comment: Non-Fundamental Investment Restrictions: For the non-fundamental investment restriction relating to limitation of 15% of a Fund’s net assets in illiquid securities, please remove the parenthetical that includes the language “at the time of investment.”

Response: The disclosure has been amended accordingly.

(b)	Comment: Compensation Structures and Methods: Please review all managers’ disclosures in accordance with Item 20(b) of Form N-1A and consider whether additional language should be added, including the use of pre-tax or post-tax investment performance, the length of the period over which the performance is measured, and the use of benchmarks and/or peer groups used to measure the performance, if applicable.

Response: The disclosure has been reviewed and certain manager disclosures for the Funds under review in this PEA No. 111 have been amended accordingly. The Registrant has reviewed other managers’ disclosures pursuant to the staff’s request and any resulting changes to such disclosures will be amended at the next opportunity.

Alison White, Esq.

April 16, 2015

(c)	Comment: Purchases, Redemptions and Exchanges: Please confirm that the right of the Registrant to close an account that falls below a minimum value is disclosed in the prospectus, or add accordingly.

Response: Because this Prospectus offers only funds that are not available directly to investors and thus no direct investor can have an account in these Funds, this disclosure is not applicable to the Funds and is thus intentionally omitted from the Prospectus for these Funds.

Part C Comment:

6.	All Funds

(a)	Comment: Exhibits: Please update disclosures and exhibits to reflect the name change of the PL Income Fund to Pacific Funds Core Income.

Response: So updated.

(b)	Comment: Exhibits: Please explain the reference of “Not Applicable” for the Consent of Independent Registered Accounting Firm.

Response: The Consent of Independent Registered Accounting Firm (the “Auditor’s Consent”), filed pursuant to Item 28(j) of Form N-1A (“Other Opinions”), applies to final, audited financial statements relied upon in preparing the registration statement. As the final, audited financial statements are not included in the Registrant’s filing under Rule 485(a), the Auditor’s Consent is not applicable and thus not filed with PEA No. 111. The Auditor’s Consent will be included in Registrant’s filing under Rule 485(b), when the applicable final, audited financial statements will be included or incorporated by reference.

General Comments:

7.	Comment: Please consider adding a “Table of Contents” heading to the table of contents in the prospectuses.

Response: The disclosure has been amended accordingly.

8.	Comment: Please add that “the Registrant may not assert staff comments as defense to any proceedings initiated by the SEC or any person under the federal securities laws of the United States” to the Tandy Representations that the Registrant customarily makes.

Response: We respectfully decline to include this additional statement, which is not required under the federal securities laws. The Registrant has previously engaged in discussions with senior SEC staff regarding prior requests to include the same or similar language, resulting in the Registrant providing the Tandy Representations that the Registrant customarily makes.

9.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Alison White, Esq.

April 16, 2015

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments regarding this matter please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP